UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	February 2014

SEC File No. 000-53294

ANIMAS RESOURCES LTD.
(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)
1. News Release dated February 19, 2014

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F                        Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                             ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ☐     No ☒

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources Ltd. -- SEC File No. 000-53294 (Registrant)

Date: February 19, 2014	/s/ "Winnie Wong"
Winnie Wong, Chief Financial Officer